# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CF BANKSHARES INC., CIK 0001070680
CUSIP: 12520L109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4960 E. Dublin Granville Road, Suite #400, Columbus, Ohio (OH), 43081
Date of event which requires filing of this statement: 08/27/2025
Filed by CIK 0001746800
Persons authorized to receive notices and communications: Deborah Sykes, 11682 El Camino Real, Suite 320, San Diego, California (CA), 92130, 858-756-8300

## Reporting persons
- Castle Creek Capital Partners VII, LP (CIK 0001746800): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 600,928; sole dispositive power 0; shared dispositive power 600,928; aggregate amount beneficially owned 600,928 (9.9% of the class)
  Comment: (1) The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.
- Castle Creek Capital VII LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 600,928; sole dispositive power 0; shared dispositive power 600,928; aggregate amount beneficially owned 600,928 (9.9% of the class)
  Comment: (1) The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CF BANKSHARES INC.
Address of issuer's principal executive offices: 4960 E. Dublin Granville Road, Suite #400, Columbus, Ohio (OH), 43081
Comment: This Amendment No. 13 to Schedule 13D (this "Amendment No. 13") amends and supplements the Schedule 13D filed on December 24, 2019 (the "Original Schedule 13D", and as amended by Amendment No. 1 filed on March 31, 2020, Amendment No. 2 filed on June 1, 2020, Amendment No. 3 filed on November 26, 2024, Amendment No. 4 filed on December 3, 2024, Amendment No. 5 filed on December 12, 2024, Amendment No. 6 filed on May 14, 2025, Amendment No. 7 filed on May 22, 2025, Amendment No. 8 filed on July 3, 2025, Amendment No. 9 filed on July 10, 2025, Amendment No. 10 filed on July 23, 2025, Amendment No. 11 filed on August 15, 2025 and Amendment No. 12 filed on August 26, 2025, the "Schedule 13D") with the U.S. Securities and Exchange Commission (the "SEC"), relating to the shares of common stock, par value $0.01 per share ("Voting Common Stock"), of CF Bankshares Inc. (formerly known as Central Federal Corporation) (the "Issuer" or the "Company"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 13 that are not otherwise defined herein have the meanings attributed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between August 25, 2025 and August 27, 2025 (inclusive), Castle Creek Capital Partners VII, LP ("Fund VII") sold an aggregate of 72,177 shares of Voting Common Stock for proceeds of $1,777,591.42, which represents an amount net of commissions and fees, in various open-market transactions. Following such transactions, Fund VII owns 303,148 shares of Voting Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented as follows:

Fund VII is deemed to beneficially own 600,928 shares of the Voting Common Stock, which represents approximately 9.9%* of the Voting Common Stock. Such number of shares of Voting Common Stock includes (i) the 303,148 shares of Voting Common Stock held by Fund VII and (ii) the maximum number of shares (i.e., 297,780 shares) of Voting Common Stock issuable to Fund VII and its affiliates upon conversion of the Non-Voting Common Stock held by Fund VII taking into consideration the Ownership Cap. Such number of shares of Voting Common Stock excludes 300,820 shares of Non-Voting Common Stock. Since Fund VII does not presently, and will not within the next 60 days, have the right to acquire Voting Common Stock in respect of such Non-Voting Common Stock (due in part to the Ownership Cap), those underlying shares are not included in the amount reported herein.

*This calculation is based on 6,069,987 shares of Voting Common Stock of the Company outstanding, which was calculated based on (i) 5,772,207 shares of Voting Common Stock outstanding as of August 4, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2025, and (ii) increased by the 297,780 shares of Voting Common Stock that would be issued to Fund VII upon conversion of the maximum number of shares of Non-Voting Common Stock permitted in light of the Ownership Cap.
Number of shares as to which each person has sole or shared power to vote or dispose: Fund VII has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 600,928 shares of Voting Common Stock described above with CCC VII. CCC VII disclaims beneficial ownership of the Voting Common Stock beneficially owned by Fund VII, except to the extent of its pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as previously disclosed in the Schedule 13D, Fund VII has engaged in the following open market, broker-assisted transactions with respect to the Voting Common Stock during the last 60 days through the date of the event which requires filing of this Schedule 13D:

(i) 19,784 shares of Voting Common Stock sold on August 25, 2025 at a weighted average price of $24.70 per share (in multiple open market, broker-assisted transactions ranging from $24.65 to $24.72 per share, inclusive); (ii) 26,897 shares of Voting Common Stock sold on August 26, 2025 at a weighted average price of $24.70 per share (in multiple open market, broker-assisted transactions ranging from $24.65 to $24.845 per share, inclusive); and (iii) 25,496 shares of Voting Common Stock sold on August 27, 2025 at a weighted average price of $24.58 per share (in multiple open market, broker-assisted transactions ranging from $24.50 to $24.80 per share, inclusive).

## Signatures
- Castle Creek Capital Partners VII, LP: /s/ Tony Scavuzzo, Tony Scavuzzo, Managing Principal (08/29/2025)
- Castle Creek Capital VII LLC: /s/ Tony Scavuzzo, Tony Scavuzzo, Managing Principal (08/29/2025)